Exhibit (d)(1)(iii)

AMENDED AND RESTATED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

between

ING VARIABLE PRODUCTS TRUST

and

ING INVESTMENTS, LLC

Funds	Annual Investment Management Fee
(as a percentage of average daily net assets)

ING International Value Portfolio	0.85%

ING MidCap Opportunities Portfolio	0.75% on first $250 million 0.70% next $400 million 0.65% next $450 million 0.60% thereafter

ING SmallCap Opportunities Portfolio

0.75% of the first $250 million of assets

0.70% of the next $250 million of assets

0.65% of the next $250 million of assets

0.60% of the next $250 million of assets

0.55% of the assets in excess of $1 billion